 EXHIBIT 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group to Issue NVCC Subordinated Debentures

April 23, 2026 - The Toronto-Dominion Bank (“TD” or the “Bank”) today announced a domestic public offering of C$1 billion of medium term notes (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of the Bank (the “Notes”). The Notes will be issued and sold through a dealer syndicate led by TD Securities Inc.

The Notes are expected to be issued on April 30, 2026 and will bear interest at a fixed rate of 4.208% per annum (paid semi-annually) until June 16, 2031, and at Daily Compounded CORRA plus 1.27% thereafter (paid quarterly) until maturity on June 16, 2036.

The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes on or after June 16, 2031, in whole or in part, at par plus accrued and unpaid interest on not more than 60 nor less than 10 days’ notice to holders.

The net proceeds from this transaction will be used for general corporate purposes including the redemption of outstanding capital securities of TD and/or the repayment of other outstanding liabilities of TD.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Banking, including TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America's leading digital banks, with more than 13 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on January 31, 2026. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For further information: Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com.